Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-145845

September 20, 2007

Contact: Peter Truell

(212) 412 7576

peter.truell@barclayscapital.com

Kristin Friel

(212) 412 7521

kristin.friel@barclayscapital.com

Christine Hudacko

(415) 597 2687

christine.hudacko@barclaysglobal.com

FOR IMMEDIATE RELEASE

Barclays iPath® ETNs attract more than $3 billion in market capitalization

New York, NY (September 20, 2007) – Barclays PLC announced that investments in iPath® Exchange Traded Notes (iPath ETNs®) surpassed $3 billion. The first two iPath ETNs were launched in early June 2006 and a total of eight have been issued since then.

“This is a new benchmark for the ETN market and it underscores the significant interest in Barclays iPath ETNs,” said Philippe El-Asmar, Managing Director, Head of Investor Solutions, Americas at Barclays Capital. “Barclays businesses have aligned in a unique way to offer investors eight ETNs that achieve innovative, transparent, and cost-effective investment in previously expensive or difficult-to-reach markets. We remain committed to expanding the iPath ETNs suite of products.”

iPath ETNs typically have a 30-year maturity and are senior, unsecured, unsubordinated debt securities issued by Barclays Bank PLC linked to the performance of a market benchmark or strategy. iPath ETNs are designed to provide investors with convenient access to the returns of market benchmarks, less investor fees, with easy transferability.

Several Barclays divisions worked together to create this success. Barclays Bank PLC is the issuer, Barclays Capital Inc., is the issuer’s agent, and Barclays Global Investors Services is the promoter of iPath ETNs to intermediaries.

The first two iPath ETNs are linked to commodity indexes, the Dow Jones-AIG Commodity Index Total ReturnSM and the S&P GSCITM Total Return Index. The third iPath ETN is linked to the S&P GSCITM Crude Oil Total Return Index. The fourth iPath ETN is linked to the MSCI India IndexSM, which is designed to measure the market performance, including price performance and income from dividend payments, of Indian equity securities. In May, the first iPath ETNs designed specifically to offer exposure to a single currency exchange rate relative to the US dollar were launched, as well as the first iPath ETN to offer investors exposure to the CBOE S&P 500 BuyWrite IndexSM, less applicable fees.

The pricing supplements can be found on the SEC website at:

•	(iPath ETNs linked to the Dow Jones-AIG Commodity Index Total ReturnSM )

http://www.sec.gov/Archives/edgar/data/312070/000119312507078065/d424b3.htm

•	(iPath ETNs linked to the S&P GSCITM Total Return Index)

http://www.sec.gov/Archives/edgar/data/312070/000119312507078059/d424b3.htm

•	(iPath ETNs linked to the S&P GSCI™ Crude Oil Total Return Index)

http://www.sec.gov/Archives/edgar/data/312070/000119312507078063/d424b3.htm

•	(iPath ETNs linked to the MSCI India IndexSM)

http://www.sec.gov/Archives/edgar/data/312070/000119312507078162/d424b3.htm

•	(iPath ETNs linked to the CBOE S&P 500 BuyWrite IndexSM)

http://www.sec.gov/Archives/edgar/data/312070/000119312507120898/d424b3.htm

•	(iPath EUR/USD Exchange Rate ETN)

http://www.sec.gov/Archives/edgar/data/312070/000119312507106298/d424b3.htm

•	(iPath GBP/USD Exchange Rate ETN)

http://www.sec.gov/Archives/edgar/data/312070/000119312507106287/d424b3.htm

•	(iPath JPY/USD Exchange Rate ETN)

http://www.sec.gov/Archives/edgar/data/312070/000119312507106291/d424b3.htm

The following link provides further information about the iPath ETNs: http://www.iPathETN.com/

An investment in iPath ETNs involves risks, including possible loss of principal. For a description of the main risks see “Risk Factors” in the applicable prospectus.

About Barclays

Barclays PLC is a major global financial services provider engaged in retail and commercial banking, credit cards, investment banking, wealth management and investment management services. We are one of the largest financial services companies in the world by market capitalization. With over 300 years of history and expertise in banking, Barclays operates in over 50 countries and employs 127,000 people. We move, lend, invest and protect money for over 25 million customers and clients worldwide. For further information about Barclays, please visit our website www.barclays.com.

About Barclays Capital

Barclays Capital is the investment banking division of Barclays Bank PLC which has an AA long-term credit rating and a balance sheet of over £1.1 trillion (US$2.3 trillion*). With a distinctive business model, Barclays Capital provides large corporate, government and institutional clients with solutions to their financing and risk management needs. Barclays Capital has offices in 26 countries, employs over 15,700 people and has the global reach and distribution power to meet the needs of issuers and investors worldwide. For further information about Barclays Capital, please visit our website www.barclayscapital.com.

*	US$ figure was derived using the US$/£ exchange rate at 30.06.07 of US$2.01/£1

About BGI

Barclays Global Investors is one of the world’s largest asset managers and a leading global provider of investment management products and services. It has over 2,900 institutional clients and over $2.0 trillion of assets under management.

It transformed the investment industry by creating the first index strategy in 1971 and the first quantitative active strategy in 1979. BGI is the global product leader in Exchange Traded Funds (iShares) with over 290 funds for institutions and individuals trading in 19 markets. Globally, it has $359 billion of iShares assets under management. For further information about Barclays Global Investors, please visit our website www.barclaysglobal.com.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offerings to which this communication relates. Before you invest, you should read the prospectus and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and these offerings. You may get these documents for free by visiting www.iPathETN.com or EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC will arrange for Barclays Capital Inc. to send you the prospectus if you request it by calling toll-free 1-877-76-iPATH, or you may request a copy from any other dealer participating in the offering.

Barclays Global Investors Services, a subsidiary of Barclays Global Investors, N.A. (“BGINA”), assists in the promotion of the Securities. Barclays Global Investors, N.A. and Barclays Capital Inc. (“BCI”) are affiliates of Barclays Bank PLC.

iPath ETNs (the “Securities”) are unsecured obligations of Barclays Bank PLC and are not secured debt. The Securities are riskier than ordinary unsecured debt securities and have no principal protection. Risks of investing in the Securities include limited portfolio diversification, trading price fluctuations, uncertain principal repayment, and illiquidity. Investing in the Securities is not equivalent to direct investment in index or index components. The investor fee will reduce the amount of an investor’s return at maturity or on redemption, and as a result the investor may receive less than the principal amount of the investment at maturity or upon redemption of the Securities even if the value of the relevant index has increased. An investment in iPath ETNs may not be suitable for all linvestors. The Securities may be sold throughout the day on the exchange through any brokerage account. There are restrictions on the minimum number of Securities an investor may redeem directly with the Issuer, and on the dates on which the investor may redeem them, as specified in the applicable prospectus. Commissions may apply and there are tax consequences in the event of sale, redemption or maturity of Securities. Sales in the secondary market may result in significant losses.

“Dow Jones®,” “AIG®,” “Dow Jones-AIG Commodity Index Total ReturnSM,” “DJAIGCISM” “Dow Jones-AIG Commodity IndexSM,” “Dow Jones-AIG Agriculture Total Return Sub-IndexSM,” “Dow Jones-AIG Copper Total Return Sub-IndexSM ,” “Dow Jones-AIG Grains Total Return Sub-IndexSM,” and “Dow Jones-AIG Nickel Total Return Sub-IndexSM” are registered trademarks or servicemarks of Dow Jones & Company, Inc. (“Dow Jones”), and American International Group, Inc. (“AIG”), as the case may be, and have been licensed for use for certain purposes by Barclays Bank PLC for the Securities. The Securities based on the Dow Jones–AIG Commodity Index Total ReturnSM are not sponsored, endorsed, sold or promoted by Dow Jones, AIG Financial Products Corp. (“AIG-FP”), AIG, or any of their respective subsidiaries or affiliates and none of Dow Jones, AIG-FP, AIG, or any of their respective subsidiaries or affiliates makes any representation regarding the advisability of investing in such Securities.

“Standard & Poor’s®,” “S&P®,” “GSCI®,” “S&P® GSCI®,” “S&P® GSCI® Index,” “S&P® GSCI® Total Return Index,” “S&P® GSCI® Crude Oil Total Return Index” and “S&P® GSCI® Commodity Index” are trademarks or service marks of The McGraw-Hill Companies, Inc. and have been licensed for use by Barclays Bank PLC in connection with the Securities. The S&P® GSCI® Index, the S&P® GSCI® Total Return Index, the S&P® GSCI® Crude Oil Total Return Index, and S&P® GSCI® Commodity Index are not owned, endorsed, or approved by or associated with Goldman Sachs & Co. or its affiliated companies. The Securities are not sponsored, endorsed, sold or promoted by Standard & Poor’s, a division of the McGraw-Hill Companies, Inc. or any of its affiliates (“Standard & Poor’s”).Standard & Poor’s does not make any representation or warranty, express or implied, to the owners of the Securities or any member of the public regarding the advisability of investing in securities generally or in the Securities particularly or the ability of the S&P® GSCI® Index or any of its subindexes to track general commodity market performance.

The MSCI indexes are the exclusive property of Morgan Stanley Capital International Inc. (“MSCI”). MSCI and the MSCI index names are service mark(s) of MSCI or its affiliates and have been licensed for use for certain purposes by Barclays Bank PLC. The financial securities referred to herein are not sponsored, endorsed, or promoted by MSCI, and MSCI bears no liability with respect to any such financial securities. The Pricing Supplement contains a more detailed description of the limited relationship MSCI has with Barclays Bank PLC and any related financial securities. No purchaser, seller or holder of this product, or any other person or entity, should use or refer to any MSCI trade name, trademark or service mark to sponsor, endorse, market or promote this product without first contacting MSCI to determine whether MSCI’s permission is required. Under no circumstances may any person or entity claim any affiliation with MSCI without the prior written permission of MSCI.

“Standard & Poor’s®,” “S&P®,” “S&P 500®,” “Standard & Poor’s 500” and “500” are trademarks of Standard & Poor’s, a division of The McGraw-Hill Companies, Inc., and “BuyWrite” and “CBOE” are trademarks of the Chicago Board Options Exchange, Incorporated (“CBOE”). These marks have been licensed for use by Barclays Bank PLC. The Securities are not sponsored, endorsed, sold or promoted by Standard &Poor’s or CBOE and Standard &Poor’s and CBOE make no representation regarding the advisability of investing in the Securities.

© 2007 BGINA. All rights reserved. iPath, iPath ETNs and the iPath logo are registered trademarks of Barclays Bank PLC. All other trademarks, servicemarks or registered trademarks are the property, and used with the permission, of their respective owners.

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